EXHIBIT 12

Boeing Capital Corporation and Subsidiaries

Computation of Ratio of Income to Fixed Charges

(Dollars in millions)	Three Months Ended March 31,
	2005	2004
Income from continuing operations before provision for income tax	$44	$73
Fixed charges	89	84

Income from continuing operations before provision for income tax and fixed charges	$133	$157

Fixed charges:
Interest expense	$89	$84

Ratio of income from continuing operations before provision for income tax and fixed charges to fixed charges	1.49	1.87

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